SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 18, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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Production Increased at QHD 32-6 with Additional Platform Completion

(Hong Kong, June 17, 2002) - CNOOC Limited (the "Company", SEHK: 883; NYSE:
CEO) announced today that producing platforms C and D were successfully brought on stream. The two installed platforms have added slightly over 20,000 barrels per day of oil production to the producing field QHD 32-6.

Located in the northern part of the Bohai Bay, QHD 32-6 oil field is operated by the Company with a 51% working interest and with ChevronTexaco and BP as partners holding the remaining interests.

"The successful startup of Platforms C and D is yet another accomplishment to the Company's strong track record of executing development projects on schedule, within budget and with solid quality control," commented Mr. Zhou Shouwei, Executive Vice President of the company.

The first two platforms (A and B) were brought on line last October. Two more producing platforms, E and F, are expected to commence production later this year.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production in 2001 totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas offshore China: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. In addition, the Company is also the largest offshore producer in Indonesia after the completion of the acquisition of Indonesian assets on April 19, 2002.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

Ms Anne Lui/ Mr. Henry Chua
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8082
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
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         henry.chua@knprhk.com
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


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                      -----------------
                                      Name:   Cao Yunshi
                                      Title:  Company Secretary,
                                              General Counsel and
                                              Senior Vice President

Dated: June 18, 2002